RELX PLC

1 July 2024

TOTAL VOTING RIGHTS

As at 30 June 2024, RELX PLC’s capital consists of 1,908,501,879 ordinary shares of 14 51/116 pence each. RELX PLC holds 40,296,743 ordinary shares in Treasury.

Therefore, the total number of voting rights in RELX PLC is 1,868,205,136 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in RELX PLC under the FCA’s Disclosure and Transparency Rules.